UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Spur Ventures Inc.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

85216L104 (CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 85216L104	Page 2 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Exploration Capital Partners 2000 Limited Partnership 88-0451737
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

3,458,572
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

3,458,572

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,458,572
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%
12	TYPE OF REPORTING PERSON

PN

CUSIP No. 85216L104	Page 3 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Exploration Capital Partners Limited Partnership 88-0384192
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

1,000,000
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.7%
12	TYPE OF REPORTING PERSON

PN

CUSIP No. 85216L104	Page 4 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Resource Capital Investment Corporation 88-0384205
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

4,458,572
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

4,458,572

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,458,572
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5%
12	TYPE OF REPORTING PERSON

CO

CUSIP No. 85216L104	Page 5 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Rule Family Trust udt 12/17/98 Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

4,458,572
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

4,458,572

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,458,572
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5%
12	TYPE OF REPORTING PERSON

OO

CUSIP No. 85216L104	Page 6 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Arthur Richards Rule Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

4,458,572
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

4,458,572

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,458,572
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5%
12	TYPE OF REPORTING PERSON

IN

CUSIP No. 85216L104	Page 7 of 12

The Statement on Schedule 13G, dated July 28, 2005, filed by Exploration Capital 2000, Resource Capital, the Trust and Mr. Rule (all as defined in Item 2 below), as amended by Amendment No. 1, dated February 10, 2006, is hereby amended and restated in its entirety to read as follows:

Item 1	(a).	Name of Issuer:

Spur Ventures Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Suite 2684 - Four Bentall Centre 1055 Dunsmuir St., Box 49298 Vancouver, British Columbia, Canada V7X 1L3

Item 2

	(a). - (c).	Name, Principal Business Address and Citizenship of Persons Filing:

(1)    Exploration Capital Partners 2000 Limited Partnership (“Exploration Capital 2000”)

7770 El Camino Real

Carlsbad, California 92009

Citizenship: Nevada

(2)    Exploration Capital Partners Limited Partnership (“Exploration Capital”)

7770 El Camino Real

Carlsbad, California 92009

Citizenship: Nevada

(3)    Resource Capital Investment Corporation (“Resource Capital”)

7770 El Camino Real

Carlsbad, California 92009

Citizenship: Nevada

(4)    Rule Family Trust udt 12/17/98 (the “Trust”)

7770 El Camino Real

Carlsbad, California 92009

Citizenship: California

(5)    Arthur Richards Rule (“Mr. Rule”)

7770 El Camino Real

Carlsbad, California 92009

Citizenship: California

Item 2	(d).	Title of Class of Securities:

Common Shares without par value

Item 2	(e).	CUSIP Number:

85216L104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

CUSIP No. 85216L104	Page 8 of 12

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-6) on Schedule 13G is hereby incorporated by reference.

This Statement is filed by (i) Exploration Capital 2000, as the direct beneficial owner of 3,458,572 Common Shares (including 1,098,572 immediately exercisable share purchase warrants) of the Issuer; (ii) Exploration Capital, as the direct beneficial owner of 1,000,000 Common Shares of the Issuer; (iii) by virtue of its position as General Partner of Exploration Capital 2000 and of Exploration Capital, by Resource Capital; (iv) by virtue of its indirect ownership and control of Exploration Capital 2000 and Exploration Capital (as owner of 90% of Resource Capital), by the Trust; and (v) by virtue of his positions with Resource Capital and ownership interest in the Trust, as described in the following sentence, by Mr. Rule. Mr. Rule is President and a Director of Resource Capital and, with his wife, is co-Trustee of the Trust, which owns 90% of Resource Capital.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities

CUSIP No. 85216L104	Page 9 of 12

and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 85216L104	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007	Exploration Capital Partners 2000 Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner
	By:	Arthur Richards Rule, President

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

Date: February 13, 2007	Exploration Capital Partners Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner
	By:	Arthur Richards Rule, President

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

Date: February 13, 2007	Resource Capital Investment Corporation

	By:	Arthur Richards Rule, President

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

Date: February 13, 2007	Rule Family Trust udt 12/17/98

	By:	Arthur Richards Rule, Trustee

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

Date: February 30, 2007	Arthur Richards Rule, individually

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

EXHIBIT 1

AGREEMENT TO FILE JOINTLY

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Common Shares of Spur Ventures Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 13, 2007	Exploration Capital Partners 2000 Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner
	By:	Arthur Richards Rule, President

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

Date: February 13, 2007	Exploration Capital Partners Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner
	By:	Arthur Richards Rule, President

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

Date: February 13, 2007	Resource Capital Investment Corporation

	By:	Arthur Richards Rule, President

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

Date: February 13, 2007	Rule Family Trust udt 12/17/98

	By:	Arthur Richards Rule, Trustee

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

Date: February 13, 2007	Arthur Richards Rule, individually

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints JEFFREY HOWARD and GRETCHEN CARTER, and each of them, his true and lawful attorneys-in-fact and agents with full power to sign for the undersigned and in the name, place and stead of the undersigned, in any and all capacities, any report required to be filed with the Securities and Exchange Commission pursuant to either Section 13 or 16 of the Securities Exchange Act of 1934 and any successor or alternate provisions thereto (the “Exchange Act”) of securities of all entities in which the undersigned may, from time to time, have direct or indirect ownership interests, on, without limitation, Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or any other such schedules or forms as may be designated by the Securities and Exchange Commission for such purpose, and any and all amendments thereto and any and all exhibits and other documents necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact and agents, and each of them, full power of substitution and revocation in the premises, and generally to do and perform each and every act and thing which said attorneys-in-fact and agents, and each of them, may deem necessary or advisable to facilitate compliance with the provisions of said sections of the Exchange Act, and all regulations of the Securities and Exchange Commission thereunder, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or any substitute or substitutes for any or all of them, may do or cause to be done by virtue of these presents.

IN WITNESS WHEREOF, the undersigned have hereunto executed this Power of Attorney this 22nd day of October, 2004.

/s/ Arthur Richards Rule
Arthur Richards Rule

RULE FAMILY TRUST U/D/T 12/17/98

By:	/s/ Arthur Richards Rule
Arthur Richards Rule, as trustee